Review Notes (SARN) Linked to the S&P 500® Index due July 30, 2014 Premium payment upon automatic call, leveraged downside exposure below buffer	FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-162195 Dated: July 24, 2012

FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-162195
Dated: July 24, 2012

Review Notes (SARN) Linked to the SandP 500([R]) Index due July 30, 2014
Premium payment upon automatic call, leveraged downside exposure below buffer

General

The notes are designed for investors who seek early exit prior to maturity at a premium if, on any of the three Review Dates, the SandP 500([R]) Index is at or above the Call Level applicable to that Review Date. If the notes are not automatically called, investors will receive a return of their investment if the
Ending Index Level is less than the Initial Index Level by an amount equal to or less than 10.00%, but will lose some or all of their investment if the Ending
Index Level is less than the Initial Index Level by an amount greater than
10.00% .The notes do not pay coupons or dividends and investors should be willing to accept this risk of loss or investment in exchange for the opportunity to receive a premium payment if the notes are called. Any payment at maturity or upon an Automatic Call is subject to the credit of the Issuer.

Summary of Indicative Terms

CUSIP:                 2515A1L74
Issuer:                Deutsche Bank AG, London Branch
Index Maturity/Tenor:  The Approximately SandP 500([R]) 2 Index years (Ticker: SPX)
Face Amount:           $1,000 per note
Automatic Call:        If the Index closing level on any Review Date is greater than or equal to the Call Level, the notes will be automatically called for a cash payment per $1,000 Face Amount as set forth below under "Payment upon an Automatic Call," and that will be payable on the applicable
                       Call Settlement Date.
Call Level:            The Call Level for each Review Date is equal to the Initial Index Level
Payment Upon an
Automatic Call:        $1,000 plus the product of $1,000 and the applicable call premium, calculated as follows:
                       $1,000 + ($1,000 x 10.60%*) if called on the first Review Date
                       $1,000 + ($1,000 x 15.90%*) if called on the second Review Date
                       $1,000 + ($1,000 x 21.20%*) if called on the final Review Date
                       *The actual call premiums applicable on the Review Dates will be determined on the
                       Trade Date, but will not be less than 10.60%, 15.90% and 21.20%, respectively.
Payment at Maturity:   [] If the notes are not called and the Ending Index Level is less than the Initial Index Level by an amount equal to or less than the Buffer Amount of 10.00%:
                                                              $1,000
                       [] If the notes are not called than the Ending Index Level is less than the Initial Index Level by an amount greater than the Buffer Amount of 10.00%:
                                        $1,000 + [$1,000 x (Index Return + 10.00%) x 1.1111]
Buffer Amount:         10.00%
Index Return:          Ending Index Level -- Initial Index Level
                       -----------------------------------------
                                  Initial Index Level
Initial Index Level:   The Index closing level on the Trade Date
Ending Index Level:    The Index closing level on the final Review Date
Trade Date:            July 27, 2012
Settlement Date:       August 1, 2012
Review Dates:          August 1, 2013 (first Review Date), January 27, 2014 (second Review Date) and July 25,
                       2014 (final Review Date)
Call Settlement Dates: The third business day after the applicable Review Date. The Call Settlement Date for the final Review Date will be the Maturity Date.
Maturity Date:         July 30, 2014
Fees and
Commissions:           JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the notes and may receive a fee from the Issuer that will not exceed
                       $15.00 per $1,000 Face Amount of notes, but will forgo any fees for sales to certain fiduciary accounts for which JP Morgan Chase Bank, N.A. or its affiliates acts in a fiduciary capacity. For more information see "Supplemental Plan of Distribution" in the accompanying term sheet No. 1582AE.

For more information regarding this offering, please refer to the term sheet No. 1582AE on the SEC website at [ ].

Note Characteristics

[]   Potential for step-up appreciation potential up to the call premium applicable for a Review Date.

[]   Limited protection against loss if the notes are not called and the Ending
     Index Level is less than the Initial Index Level by an amount greater than the Buffer Amount of 10.00% .

Risk Considerations

[]   Appreciation potential limited to the call premium applicable for a Review
     Date.

[]   You will lose some or all of your initial investment in the notes if the notes are not called and the Ending Index Level is less than the Initial
     Index Level by an amount greater than the Buffer Amount of 10.00% .

[]   Potential early exit as a result of the Automatic Call feature.

[]   Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return on the initial investment at maturity.

[]   Any payment on the notes is subject to the creditworthiness of the Issuer.

[]   The Issuer (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Accordingly, you should be able and willing to hold your notes to maturity.

[]   Additional risk factors can be found on the last page of this fact sheet.

Hypothetical Payoff Diagram
[GRAPHIC OMITTED]

*The actual call premiums will be determined on the Trade Date.

  NOT FDIC / NCUA INSURED OR GUARANTEED * M AY LOSE V ALUE NO BANK GUARANTEE *
                                 NOT A DEPOSIT
             NOT INSURED OR GUARANTEED BY ANY FEDERAL GOVERNMENTAL
                                     AGENCY

Calculating the Payment on the Maturity Date

If the notes are not called prior to the final Review Date, for every $1,000 Face Amount of notes, investors will receive at maturity an amount based on the Index Return, determined as follows. Any payment on the notes is subject to the credit of the Issuer.

1 — Determine the Index Return

Index Return = (Ending Index Level – Initial Index Level) / Initial Index Level

2 — Is the Index Return greater than or equal to 0.00% on Final Review Date?

Yes: For every $1,000 Face Amount of notes, you will be entitled to receive one payment of $1,000 *plus* the product of $1,000 and the applicable call premium on the final Review Date, calculated as follows:

Payment at Maturity = $1,000 (Face Amount) + ($1,000 (Face Amount) x 21.20% (Call Premium))

No ↓

3 — Is the Index Return less than 0.00% but greater than or equal to -10.00%?

Yes: Payment at Maturity = $1,000

No ↓

4 — Is the Index Return less than -10.00%?

Yes: Face Amount is reduced by 1.1111% for every 1% that the Ending Index Level is less than the Initial Index Level in excess of the Buffer Amount. Therefore, you may lose some or all of your investment at maturity:

Payment at Maturity = $1,000 (Face Amount) + [$1,000 (Face Amount) x (Index Return (Index Return) + 10.00% (Buffer Amount)) x 1.1111 (Downside Factor)]

Hypothetical Payment Scenarios

The hypothetical returns set forth below assume $1,000 of Face Amount of notes, a Buffer Amount of 10.00% and the call premiums applicable to the first, second and final Review Dates of 10.60%, 15.90% and 21.20%, respectively. **The actual call premiums will be determined on the Trade Date.**

he actual call premiums will be determined on the Trade Date:

Index Level at Review Date	Return at First Review Date	Return at Second Review Date	Return at Final Review Date
100.00%	10.60%	15.90%	21.20%
80.00%	10.60%	15.90%	21.20%
50.00%	10.60%	15.90%	21.20%
20.00%	10.60%	15.90%	21.20%
10.00%	10.60%	15.90%	21.20%
0.00%	10.60%	15.90%	21.20%
-0.10%	N/A	N/A	0.00%
-5.00%	N/A	N/A	0.00%
-10.00%	N/A	N/A	0.00%
-15.00%	N/A	N/A	-5.56%
-20.00%	N/A	N/A	-11.11%
-50.00%	N/A	N/A	-44.44%
-80.00%	N/A	N/A	-77.78%
-100.00%	N/A	N/A	-100.00%

2

Selected Risk Factors

YOU MAY LOSE SOME OR ALL OF YOUR INVESTMENT -- If the notes are not called and the Ending Index Level is less than Initial Index Level by an amount greater than the Buffer Amount of 10.00%, you will lose 1.1111% of your Face Amount for every 1.00% the Ending Index Level is less than the Initial Index Level in excess of the 10.00% Buffer Amount.

LIMITED RETURN ON THE NOTES -- Your potential gain on the notes will be limited to the call premium applicable for a Review Date regardless of the appreciation in the Index, which may be significantly greater than the applicable call premium. Because the Index closing level at various times during the term of the notes could be higher than the Index closing levels on the Review Dates, you may receive a lower payment upon an Automatic Call or at maturity, as the case may be, than you would if you had invested directly in the Index.

THE NOTES DO NOT PAY COUPONS -- Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of the initial investment at maturity.

THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS -- Any payment to be made on the notes, including any payment upon an Automatic Call or at maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations you might not receive the payment upon an Automatic Call or at maturity owed to you under the terms of the notes.

NO DIVIDEND PAYMENTS OR VOTING RIGHTS -- As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks comprising the SandP 500([R]) Index would have. The return on your notes will not reflect the return you would realize if you directly invested in the stocks comprising the SandP 500([R]) Index.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES
PRIOR TO MATURITY -- Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the notes prior to maturity. As a result, the price, if any, at which Deutsche Bank AG (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments.
Accordingly, you should be able and willing to hold your notes to maturity.

LACK OF LIQUIDITY -- The notes will not be listed on any securities exchange.
Deutsche Bank AG (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG (or its affiliates)
is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES -- While we
expect that, generally, the level of the Index will affect the value of the notes more than any other single factor, the value of the notes will also be affected by a number of economic and market factors that may either offset or magnify each other.

TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE
EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE NOTES -- We or
one or more of our affiliates expect to hedge our exposure from the notes by entering into equity and equity derivative transactions. Such trading and hedging activities may affect the Index and make it less likely that you will receive a return on your investment. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates may also engage in trading in instruments linked to the Index on a regular basis. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Index. By introducing competing products into the marketplace, we or our affiliates could adversely affect the value of the notes. Any of the foregoing activities may reflect trading strategies that differ from, or are in direct opposition to, investors'
trading and investment strategies relating to the notes.

POTENTIAL CONFLICTS -- We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these roles, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE
UNCERTAIN-- We expect to treat the notes for U.S. federal income tax purposes as prepaid financial contracts that are not debt. If this treatment is respected, (i) you generally should not recognize taxable income or loss prior to the maturity or disposition of your notes and (ii) your gain or loss on the notes generally should be capital gain or loss. However, significant aspects of the tax treatment of the notes are uncertain. If the Internal Revenue Service
("IRS") were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes could differ materially and adversely from those described briefly above. In addition,
Treasury and the IRS released a notice requesting comments on the tax treatment of "prepaid forward contracts" and similar instruments, which may include the notes. Any resulting guidance could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.
See "Selected Risk Considerations" in the accompanying term sheet and "Risk
Factors" in the accompanying product supplement for additional information.
Deutsche Bank AG has filed a registration statement (including a prospectus)
with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No.
1582AE, the underlying supplement and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.
Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement, term sheet No. 1582AE and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

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